Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Greener Process Systems Inc.
980 North Federal Highway, Suite 110
Boca Raton, FL 33432
https://www.greenerprocess.com/

Up to $1,069,998.15 in Common Stock at $1.95
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Greener Process Systems Inc.
Address: 980 North Federal Highway, Suite 110, Boca Raton, FL 33432
State of Incorporation: DE
Date Incorporated: May 27, 2021

Terms:

Equity

Offering Minimum: $9,999.60 | 5,128 shares of Common Stock
Offering Maximum: $1,069,998.15 | 548,717 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.95
Minimum Investment Amount (per investor): $249.60

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 3 days and receive 20% bonus shares.

Super Early Bird Bonus

Invest within 7 days and receive 15% bonus shares.

Early Bird Bonus

Invest within the first 14 days and receive 10% bonus shares.

Amount-Based:

$1,000+ | Tier I

Receive 5% bonus shares.

$2,500+ | Tier II

Receive 10% bonus shares

$5,000+ | Tier III

Receive 15% bonus shares

$10,000+ | Tier IIII

Receive 20% bonus shares

$100,000+ | Tier V

Receive 25% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Greener Process Systems Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.95 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $195. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

*Stacking perks only applies to the Owner's Bonus perk and Previous Backer perks. Time-based and Amount-based perks do not stack on top of each other, rather, the issuer will receive the greater of the two bonuses if they qualify for both.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Greener Process Systems, Inc. ("Greener Process" or the "Company") is an engineering and clean technology company. We have developed a patented, state-of-the-art technology (SETH™), that captures emissions and reduces air pollution from oceangoing ships that are docked in ports near urban areas. We believe our systems improve health conditions for millions and reduce the impact of ship emissions on the environment.

The company's business model, includes engineering surveys and evaluations, design and install emission capture and reductions systems in ports and other industries, such as glass manufacture, etc. Our customers will include, ports, both public and private, state, and local governments (worldwide), and manufacturers that produce emissions. We manufacture using subcontractors (mostly) in the locale where our installation is taking place.

Company IP

The Company currently owns two patents in the US and one in Europe related to emissions capture which support its primary business. All patents are pending patents and are owned by the Company.

Related Corporate Entities

For our current project in Europe, we have set up a subsidiary, Greener Process Systems SRL, 100% owned by Greener Process Systems Inc., to operate in that country in a way that follows all local laws and regulations.

Corporate History

Greener Process Systems was initially organized on September 11th, 2019 as a limited liability company as Greener Process Systems LLC, under the laws of the state of Florida. Since then, the company has converted into a C-Corp Greener Process Systems, Inc and formed in the state of Delaware on May 27th, 2021.

Competitors and Industry

Industry Landscape

We have a new concept in air pollution capture. This is a problem that has existed since freighters have been sailing but we are unaware of any similar technology to ours. Emissions from vessels running auxiliary diesel engines at berth can be significant contributors to air pollution. Exposure to air pollution associated with emissions from ocean-going vessels and other diesel engines at ports (including particulate matter, nitrogen oxides, ozone, and air toxics) can contribute to significant health problems—including premature mortality, increased hospital admissions for heart and lung disease, increased cancer risk, and increased respiratory symptoms – especially for children, the elderly, outdoor workers, and other sensitive populations. Many ports and port-related corridors are also located in areas with a high percentage of low-income and minority populations who are often disproportionately impacted by higher levels of diesel emissions.

https://www.epa.gov/ports-initiative/shore-power-technology-assessment-us-ports#findings

The port air pollution capture business is currently estimated at $27B and growth and is predicted to reach $32B revenue by 2027.*

*Source: https://transportgeography.org/contents/chapter6/port-terminals/ - (Market assessment conducted internally by Greener Process Systems using information provided by TransportGeography.org)

"About 3,700 commercial ports are in operation worldwide,"

We use a conservative estimate of 2,000 since not all are operational at a high volume. If we install an average of 3-5 SETH systems in each port at a cost of $10M-$20M per port x 2000 ports we are in the range of $20B - $40B for market size.

Competitors

We believe the industry is in need of such a solution for the thousands of ports worldwide with ships emitting pollution. Greener has two types of competitors in the air pollution technology reduction market.

1. Cold Ironing is the Company's primary competition in the air pollution reduction industry. Cold Ironing/Shore Power: Shore power can be used by marine vessels to plug into the local electricity grid and turn off auxiliary engines while at dock. When using shore power, auxiliary systems, such as lighting, air conditioning, and crew berths use energy from the local electrical grid. Shore power typically produces zero onsite emissions.

Cold Ironing is not provided by any company but requires a modified port setup, which is a custom-engineered solution performed by the port itself.

However, Shore power for commercial marine vessels in the United States is relatively new and at present, not commonly available. Many ports do not have the appropriate infrastructure to connect to vessels with shore power components.

https://www.epa.gov/ports-initiative/shore-power-technology-assessment-us-ports#findings

There are currently only ten ports using high voltage systems, serving cruise, container, and refrigerated ("reefer") vessels, and 6 ports using low voltage systems, serving tugs and fishing vessels. Though the technology is relatively new in the commercial sector, shore power has been successfully used by the U.S. Navy for decades and is included in the Navy's Incentivized Shipboard Energy Conservation program.

2. Wet Scrubbing: The primary manufacturers are Wartsila Corporation of Finland (Total Rev €4.77B in 2021), and Alfa Laval of Sweden (Total Rev 4.65B kr in 2019). As of March 2021 data from BIMCO states that the number of scrubber-fitted ships has nearly doubled from 2,011 ships to 3,935 by March 1, 2021, data from BIMCO shows.

https://en.wikipedia.org/wiki/W%C3%A4rtsil%C3%A4

https://en.wikipedia.org/wiki/Alfa_Laval#:~:text=Alfa%20Laval%20AB%20is%20a,and%20solutions%20for%20heavy%20indust

https://www.offshore-energy.biz/bimco-scrubber-fitted-ships-nearly-double-in-15-months/#

In wet scrubbing processes, liquid or solid particles are removed from a gas stream by transferring them to a liquid. The liquid most commonly used is water. A wet scrubber's particulate collection efficiency is directly related to the amount of energy expended in contacting the gas stream with the scrubber liquid.

https://www.epa.gov/air-emissions-monitoring-knowledge-base/monitoring-control-technique-wet-scrubber-particulate-0

However, we don't believe scrubbers will be around for much longer and believe that our solution is better. Scrubbers pollute the water and as a result, have been banned and/or restricted in at least 20 countries/states with more likely to follow.

https://britanniapandi.com/2020/01/list-of-jurisdictions-restricting-or-banning-scrubber-wash-water-discharges/

Current Stage and Roadmap

Current Stage

We have produced a prototype that has been independently tested and received the highest level of readiness. The working product is currently in production in parts of the U.S. and in our European lab. We have received a purchase order to install three SETH systems in Italy for approximately $10M and are working to deliver on that order now.

Future Roadmap

Our current roadmap has us completing the first 3 SETH systems over the next 18-24 months (Q4 2023-Q2 2024). Future looking the company is focusing on installing SETH systems in many of the thousands of oceangoing ports throughout the world as well as other potential industrial uses for our emissions capturing technologies.

The Team

Officers and Directors

Name: Matt Sweetwood

Matt Sweetwood's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: May 01, 2021 - Present
  Responsibilities: Corporate and Financial Management. Salary = $100k/yr Equity = 22.4%. Matt spends 99% of his time working for Greener Process

- **Position:** Director
  Dates of Service: May 27, 2021 - Present
  Responsibilities: Managing the business and affairs of the corporation

Other business experience in the past three years:

- **Employer:** Luxnow Inc.
  Title: Founder
  Dates of Service: September 01, 2019 - Present
  Responsibilities: Corporate Governance. Matt doesn't spend any time working for this company

Other business experience in the past three years:

- **Employer:** Insurious LLC
  Title: Founder
  Dates of Service: August 01, 2020 - Present
  Responsibilities: Corporate Governance. Matt spends approximately 1% of his time working for this company.

Name: Enrico Festa

Enrico Festa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: September 11, 2019 - Present
  Responsibilities: Head of Engineering, Research and Development. Salary = €65k/yr Equity = 42.15%. 35 hrs /week

- **Position:** Director
  Dates of Service: May 27, 2021 - Present
  Responsibilities: Managing the business and affairs of the corporation

Other business experience in the past three years:

- **Employer:** Trimer Global Technologies
  Title: Sales and Marketing Advisor

Dates of Service: June 01, 2018 - Present
Responsibilities: Consulting for pollution abatement technologies in EU, Middle East, Far East - 10 hrs /week

Name: Maurizio Sole Festa

Maurizio Sole Festa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: September 11, 2019 - Present
  Responsibilities: Operations Salary = $80k/yr Equity = 34.08%

- **Position:** Director
  Dates of Service: May 27, 2021 - Present
  Responsibilities: Managing the business and affairs of the corporation

Other business experience in the past three years:

- **Employer:** Vyu360
  Title: Owner & Trusted Board of Direction Member
  Dates of Service: June 01, 2016 - February 01, 2020
  Responsibilities: Inventor of mobile technology that enables your smartphone to easily capture and share 360° media on-the-fly.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the renewable energy technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing renewable technology products and services. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service
It is possible that there may never be an operational SETH™ Emissions capture system or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our SETH™ systems. Delays or cost overruns in the development of our SETH™ systems and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

Greener Process Systems Inc. was formed on 5/27/2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Greener Process Systems Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Emissions Capture is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 10 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), EPA (Environmental Protection Agency) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our Systems May Cause Damage

Our emissions capture systems are placed in heavy industrial scenarios such as over oceangoing ship exhausts and furnace exhausts. There is a risk that our systems could cause peripheral damage to equipment it is placed on as well as physical injury. This could result in loss, damages and legal action.

Current contracts my not execute.
At the time of this offer we have existing contracts for our systems and engineering services. There could unforeseen circumstances whereby these contracts are canceled or we may not be able to fulfill them. This could result in a significant loss of revenue.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Matthew Sweetwood	2,300,000	Common Stock	22.42%
Enrico Festa	4,324,000	Common Stock	42.15%
Maurizio Sole Festa	3,496,000	Common Stock	34.08%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 548,717 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 10,258,000 outstanding.

Voting Rights

Every shareholder entitled to vote is entitled to one vote for each share held. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Greener Process Systems Inc. was formed on May 27, 2021. There was initial funding of $15,000 from founders. Our revenue in 2021 was from engineering consultation and the first payment €23,000 from our ~€9.2M purchase order.

In 2022, consulting revenue has remained the same and we have received a loan of $500,000 to continue operations until the second payment (€200,000) of our purchase order.

Historical results and cash flows:

First-year operations were funded by the investment of founders as well as temporary loans by founders. A substantial loan (with a 3-year payoff) of $500,000 was obtained in May of 2022, which will provide cash for operations for 18 months or more. The second payment on the existing purchase order of €200,000 will come in in 2022. The 3rd payment on our purchase order should come at the beginning of 2023 of €3M, and the 4th payment of €3M will come at the end of 2023. This cash infusion will provide for operations and growth.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 2022, the Company has capital resources available in the form of cash for a total of $200,000.

By August 15, 2022, the company will have $300,000 in cash. These funds are the result of a $500,000 loan from an outside trust.

In addition, we have a line of credit of approximately $30,000 with Capital One through the use of their Spark Business Credit Card

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are both critical or not critical to our company operations.

These funds are required to support the expansion and growth of our business.

However, we have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. This includes a contract that will execute over the next 18-24 months.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 300% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. We currently have an order in-house for approximately $10M. Our profits on this order will provide most of our revenue. Funds from this raise will provide immediate funding to bridge our operations until payment from our contract.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on a current monthly burn rate of $20,000 for expenses related to salaries ($14,000), rent ($1,000), general administration ($3000) and marketing ($2,000).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 48 months. This is based on a current monthly burn rate of $30,000 for expenses related to salaries ($24,000 - we'll add additional staff), rent ($1,000), general administration ($3000) and marketing ($2,000).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital. However, as purchase order payment comes in it is our intention to seek a commerical line of credit.

Indebtedness

- **Creditor:** MSITA Trust
  Amount Owed: $500,000.00
  Interest Rate: 6.5%
  Maturity Date: April 30, 2025

Related Party Transactions

- **Name of Entity:** Matthew Sweetwood
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loan to company
  Material Terms: $100,000 Loan to company, no Interest, already paid back.

Valuation

Pre-Money Valuation: $20,003,100.00

Valuation Details:

We decided on our pre-money valuation based upon a variety of factors including previous friends and family investment, cash on hand, holder of several patents and trademarks, as well as a $10M purchase order backed by the Green Ports Initiative of the European Union.

Partnerships - Current Orders, & Contracts

$10M backed by the Green Ports initiative of the EU with a projected profit margin of 25%. We have a contract to build SETH systems in the EU with Exalto Energy, who will pay a royalty for our intellectual property, and we have a contract to sell Tri-Mer filtration systems to the industry here in the US. We have an agreement with an engineering partner 081labs to provide outsourced engineering services.

Management - Current CEO

Matt Sweetwood grew his previous long-term company from $1M to $100M with a successful exit in 2015. This was achieved through the acquisition of intellectual property, smart and efficient operations, and innovative and cutting-edge business techniques. Greener will pursue the same path.

Current Assets & Partnerships

As of today, we have $300,000 cash on hand, a Robotic Arm for SETH system ($75,000). We have produced a prototype that has been independently tested and received the highest level of readiness. We have received a purchase order to install three SETH systems in Italy for approximately $10M.

Intellectual Property

Three patents pending currently in Europe and the US that relate to the Company's primary technology and business operations as well as trademarks on our SETH™ mark.

Comparable Competitors & Industry Landscape

The port air pollution capture business is currently estimated at $27B and growth and is predicted to reach $32B revenue by 2027.*

https://transportgeography.org/contents/chapter6/port-terminals/ - (Market assessment conducted internally by Greener Process Systems using information provided by TransportGeography.org)

"About 3,700 commercial ports are in operation worldwide,"

We use a conservative estimate of 2,000 since not all are operational at a high volume. If we install an average of 3-5 SETH systems in each port at a cost of $10M-$20M per port x 2000 ports we are in the range of $20B - $40B for market size.

We believe the industry is in need of such a solution for the thousands of ports worldwide with ships emitting pollution. Greener has two types of competitors in the air pollution technology reduction market.

1. Cold Ironing which is the Company's primary competition in the air pollution reduction industry. Cold Ironing/Shore Power: Shore power can be used by marine vessels to plug into the local electricity grid and turn off auxiliary engines while at dock. When using shore power, auxiliary systems, such as lighting, air conditioning, and crew berths use energy from the local electrical grid. Shore power typically produces zero onsite emissions.

Cold Ironing is not provided by any company but requires a modified port setup, which is a custom-engineered solution performed by the port itself.

However, Shore power for commercial marine vessels in the United States is relatively new and at present, not commonly available. Many ports do not have the appropriate infrastructure to connect to vessels with shore power components.

https://www.epa.gov/ports-initiative/shore-power-technology-assessment-us-ports#findings

There are currently only ten ports using high voltage systems, serving cruise, container, and refrigerated ("reefer") vessels, and 6 ports using low voltage systems, serving tugs and fishing vessels. Though the technology is relatively new in the commercial sector, shore power has been successfully used by the U.S. Navy for decades and is included in the Navy's Incentivized Shipboard Energy Conservation program.

2. Wet Scrubbing: The primary manufacturers are Wartsila Corporation of Finland (Total Rev $4.77B), and Alfa Laval of Sweden (Total Rev 4.65B). As of March 2021 data from BIMCO states that the number of scrubber-fitted ships has nearly doubled from 2,011 ships to 3,935 by March 1, 2021, data from BIMCO shows.

https://www.offshore-energy.biz/bimco-scrubber-fitted-ships-nearly-double-in-15-months/#

In wet scrubbing processes, liquid or solid particles are removed from a gas stream by transferring them to a liquid. The liquid most commonly used is water. A wet scrubber's particulate collection efficiency is directly related to the amount of energy expended in contacting the gas stream with the scrubber liquid. https://www.epa.gov/air-emissions-monitoring-knowledge-base/monitoring-control-technique-wet-scrubber-particulate-0

However, we don't believe scrubbers will be around for much longer and our solution is better. Scrubbers pollute the water and as a result, have been banned and/or restricted in at least 20 countries/states. More are likely to follow.

https://britanniapandi.com/2020/01/list-of-jurisdictions-restricting-or-banning-scrubber-wash-water-discharges/

Conclusion

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock, if any, are converted to common stock; (ii) there are no outstanding options, warrants, and other securities with a right to acquire shares; and (iii) there are no shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *StartEngine Service Fees*
  96.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,069,998.15, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Company Employment*
  50.0%
  Funding will allow us to hire staff for business development, grant research, and additional engineers.
- *Operations*
  20.0%
  Funding will be used for general operations such as office, IT, travel, and other related expenses.
- *Research & Development*
  20.0%
  As a technology and engineering company we will continue to advance our technologies, developing new prototypes and for new markets.
- *Working Capital*
  6.5%
  We must have cash on had for miscellaneous expenses, to purchase parts for prototypes and systems.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.greenerprocess.com/ (https://www.greenerprocess.com/about/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/greener-process-systems

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Greener Process Systems Inc.

[See attached]

GREENER PROCESS SYSTEMS, INC.

FINANCIAL STATEMENTS

FROM INCEPTION (MAY 27, 2021) YEAR ENDED DECEMBER 31, 2021

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Greener Process Systems, Inc.
Boca Raton, Florida

We have reviewed the accompanying financial statements of Greener Process Systems, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (May 27, 2021) to December 31, 2021 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 27, 2022
Los Angeles, California

GREENER PROCESS SYSTEMS INC

BALANCE SHEET

(UNAUDITED)

As of December 31,		2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	16,427
Total current assets		**16,427**
Total assets	**$**	**16,427**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Shareholder loan		10,000
Total current liabilities		**10,000**
Total liabilities		**10,000**
STOCKHOLDERS EQUITY		
Common Stock		200
Additional Paid In Capital		15,200
Retained earnings/(Accumulated Deficit)		(8,973)
Total stockholders' equity		**6,427**
Total liabilities and stockholders' equity	**$**	**16,427**

See accompanying notes to financial statements.

GREENER PROCESS SYSTEMS INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

Inception (May 27, 2021)		**December 31, 2021**
(USD $ in Dollars)		
Net revenue	$	29,941
Cost of Revenue		9,223
Gross profit		20,718
Operating expenses		
General and administrative		29,649
Sales and marketing		41
Total operating expenses		29,691
Operating income/(loss)		(8,973)
Interest expense		-
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		(8,973)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**(8,973)**

See accompanying notes to financial statements.

GREENER PROCESS SYSTEMS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional	Retained earnings/ (Accumulated	Total Shareholders'
	Shares	Amount	Paid in Capital	Deficit)	Equity
Inception date -May 27, 2021	-				
Issuance of Common Stock	20,000	$ 200	$ 15,200		$ 15,400
Net income/(loss)	-	-		$ (8,973)	(8,973)
Balance—December 31, 2021	**20,000**	**$ 200**	**$ 15,200**	**$ (8,973)**	**$ 6,427**

See accompanying notes to financial statements.

GREENER PROCESS SYSTEMS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception (May 27, 2021)		December 31, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(8,973)
Net cash provided/(used) by operating activities		**(8,973)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment		-
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital contribution		15,400
Borrowing on shareholder loan		10,000
Net cash provided/(used) by financing activities		**25,400**
Change in cash		16,427
Cash—beginning of year		-
Cash—end of year	**$**	**16,427**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Greener Process Systems Inc. was incorporated on May 27, 2021, in the state of Delaware. The financial statements of Greener Process Systems, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boca Raton, Florida.

Greener Process Systems has developed a patented, state-of-the-art technology (SETH™), that captures emissions and reduces air pollution from oceangoing ships that are docked in ports near urban areas. Our sales process involves reaching out to ports and local/state/federal/international governments, demonstrating our systems and effectuating the sales process.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

Greener Process Systems Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its developed, patented state-of-the-art technology (SETH™), that captures emissions and reduces air pollution.

Cost of sales

Costs of goods sold include the cost of equipment sold, subcontractors, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the period from inception to year ended December 31, 2021, amounted to $41, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 27, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000 shares of Common Stock with a par value of $0.01. As of December 31, 2021, 20,000 shares have been issued and are outstanding.

4. DEBT

Owner Loans

During 2021, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Year Ended December 2021				
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest expenses	Accrued interest	Current Portion	Non-Current Portion	Total Indebtedness
Matt Sweetwood	$ 10,000	0.00%	Fiscal Year 2021	No set maturity	$ -	$ -	$ 10,000	$ -	$ 10,000
Total					$ -	$ -	$ 10,000	$ -	$ 10,000

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, consists of the following:

As of Year Ended December 31,		2021
Net Operating Loss	$	(2,284)
Valuation Allowance		2,284
Net Provision for income tax	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021 are as follows:

As of Year Ended December 31,		2021
Net Operating Loss	$	(2,284)
Valuation Allowance		2,284
Total Deferred Tax Asset	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $8,973, and the Company had state net operating loss ("NOL") carryforwards of approximately $8,973. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

A shareholder, Matt Sweetwood loaned the Company $100,000 ($10,000 in 2021, and $90,000 in 2022). There is no loan agreement in place. All $100,000 has been paid back as of 5/31/22

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through May 27, 2022, which is the date the financial statements were available to be issued.

On May 1, 2022, the Company entered into a Promissory Note Agreement with MSITA Trust in the amount of $500,000. The note bears an interest rate of 6.5% per annum and the borrower shall make thirty six monthly payments of $9,783 and the final payment of $220,805 shall be paid on April 30, 2025.

On May 18, 2022, the Company (i) increased the authorized number of shares of Common Stock from 50,000 shares to 25,000,000 shares, (ii) declare a 460 for I forward stock split of the Company's issued and outstanding Common Stock in which every 1 share of the Company's Common Stock shall be split and converted into 460 shares of the Company's Common Stock, and (iii) decrease the par value per share from S0.01 to S0.00001.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Greener Process Systems

Reducing Port Air Pollution


Greener
*Image is a computer-generated rendering. Product is still currently under development.

Website · Boca Raton, FL · CLEAN TECHNOLOGY

$0.00 raised

0 Investors	$20M Valuation
$1.95 Price per Share	$249.60 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Greener Process Systems is an eco-engineering, cleantech company that is revolutionizing air pollution capture technology. We have developed a cutting-edge system that captures air pollution from oceangoing ships docked in ports. By reducing the impact of ship emissions, Greener Process will be able to improve air quality worldwide and prevent further health implications for near-port communities disproportionately affected by harmful pollutants. Greener Process is currently in the build stage now for our Italy installation.

Reasons to Invest

- Greener Process Systems has developed SETH™ - short for "Ship Emissions Treatment in Harbor"- a revolutionary technology to capture and reduce port air pollution to near zero.
- Government regulations are requiring ports all over the world to reduce emissions over the next decade. We have identified a total addressable market worth $27B when accounting for the more than 4,200 berths in over 2,000 main ports globally.*
- Greener Process Systems has received a $10 million purchase order to install all three versions of our SETH™ systems in the EU over the next 18-24 months.

*Information provided by the National Law Review (source). Market assessment conducted internally by Greener Process Systems using information provided by TransportGeography.org (source).

Greener Process Systems is developing an immediate answer to a global health crisis

Pollution is a harrowing worldwide problem with dire consequences. A study conducted by the EPA showed that around **70% of pollution*** in urban areas located close to ports was **caused exclusively by the nearby stationing ships**. The emissions from these ships contain toxic and cancerous pollutants that are **directly linked to respiratory problems and cancer**. (source)

****Source:*** *APAT 2005 Review, Ports of Reference: Naples, IT 63% – Cagliari, IT 77%*


SETH™ utilizes advanced robotics to capture air pollution in ports
Toxic and cancerous air pollutants are eliminated with 98% effectiveness.

The above images are a computer-generated rendering. Product is still currently under development.

At Greener Process Systems we have spent the better part of two decades developing a system to capture air pollution effectively. Our working prototype, **SETH™** - short for "Ship Emissions Treatment in Harbor" - attaches to the smokestacks of docked ships **using advanced robotics, to capture emissions**. This ship exhaust is then filtered, a process which eliminates harmful air pollutants **with 98% effectiveness**.



The above images are a computer-generated rendering. Product is still currently under development.

SETH™ is not a future technology or an alternative to traditional energy. It allows for the continued use of fossil fuels, saves freight companies and cruise lines money, preserves and creates jobs, all while cleaning the environment. Because of this, we believe SETH™ is **the next step towards making an immediate, positive impact** on the environment and health issues the world is facing today.

THE PROBLEM

Rises in respiratory issues and cancer cases have been linked to port emissions

The EPA has discovered that "near-port communities are often disproportionately impacted by air emissions" due to stationed ships (source). On average, one large oceangoing ship emits the equivalent of 20,000 cars not equipped with catalytic converters (source). When accounting for the multiple freight or cruise ships that even low-traffic ports see per day, this **overwhelming amount of emissions** presents a dire problem considering that 80-90% of all international trade takes place via sea freight shipping (source).


Studies show near-port communities are often disproportionately impacted by air emissions due to stationed ships

(source)

Ports are the backbone of the United State and global economy, however, **the health and environmental issues that shipping emissions cause are undeniable**. While freight companies and cruise lines are developing alternative and green fuels, the decades-old problem of toxic ship emissions **must be addressed now** before even more harm can be done.

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THE SOLUTION

SETH™ can provide ports with up to 98% emissions abatement for docked ships

Greener Process Systems has developed SETH™, a revolutionary technology to **capture and reduce port air pollution to near zero**. Our patented technology attaches to the smokestacks of ships **using advanced robotics**, and is up to 98% effective at removing emissions. Once captured, SETH™ filters the ship exhaust into a small amount of dry particles that can easily be disposed of or potentially even repurposed.



Heavy Metals
SOx
Diesel Particulate

The above images are a computer-generated rendering. Product is still currently under development.

The data from this abatement process provides a snapshot of SETH's effectiveness:

- NOx removal effectiveness **90%**
- SOx removal effectiveness **95%**
- Diesel Particulate removal effectiveness **98%**
- Heavy Metals removal effectiveness **98%**
- The system also breaks down CO2 as a secondary reaction of the neutralization of SOx by means of alkaline sorbents.
- CO2 abatement in average conditions (for small tonnage ships) is about 100 tons/year/ship*. CO2 abatement in average conditions up to 1000 tons/year/ship* (for medium tonnage ships).

**The values can change according to the temperature of the fumes given to the treatment and the size of the vessel power source.*

In order to accommodate the multitude of ships in the world, we developed **three versions of SETH™** to ensure nearly every freighter and cruise ship on the planet can benefit from our technology without the need for any sort of retrofitting. SETH™ can be deployed as a hybrid barge, an on-land rail-mounted system at the port's berth, or as an all-electric, smart eco-barge custom engineered by Greener Process Systems. This flexibility will allow for any major dock around the world **to find the specific integration solution** they need.



Our patented technology can attach to nearly every type of freighter & cruise ship
without the need for any sort of retrofitting.

The above images are a computer-generated rendering. Product is still currently under development.

Likewise, this flexibility is extended to the stationed ships, who would no longer need to transition to the more expensive and less harmful fuel they often begin to burn when docking in occupied areas. With SETH™, freight ships will be able to burn the fuel they use when out on the open sea while at port without fear of harmful consequences to the environment and nearby residents.

Our business model is anticipated to stem from several sources of revenue. Primarily Greener Process Systems will sell SETH™ to ports around the world, as globally, **port operators are being mandated to reduce their emissions** by target dates. These costs are then expected to be passed along to the freight ships and ocean liners, who will be able to justify the costs with their fuel savings. In addition, there are advertising opportunities on the operating equipment which we are exploring currently as a continual source of revenue.

THE MARKET

More than 2,000 main ports globally, presenting a $27B opportunity

Government regulations are requiring ports all over the world to reduce emissions over the next decade (source). There are thousands of ports worldwide that would benefit from our capture system as they search for a solution to reach these emission goals. Greener Process Systems has identified **a total addressable market of $27B globally** when accounting for the **more than 4,200 berths** in **over 2,000 main ports***. Regionally, this consists of a $11B+ US market and a $10B+ European market.

*Market assessment conducted internally by Greener Process Systems using information provided by TransportGeography.org (source).


SETH™ is a wholly positive technological breakthrough for all parties involved
Near-Port Communities
Ports
Freights and Cruisers

We believe SETH™ to be a first-of-its-kind technology that no other company on the planet has been able to achieve. Previous attempts to reduce emissions, such as the practice of cold ironing - turning off the ship's engine & plugging into an on-shore electrical supply - bring up concerns of power grid sustainability, while also being an expensive option for ship owners who would have to retrofit their vessels. Additionally, shore power for commercial marine vessels in the United States is relatively new and, at present, not commonly available. Apart from the aforementioned concerns, many ports do not even have the appropriate infrastructure to connect to vessels with shore power components at all.

OUR TRACTION

A $10M purchase order secured, along with a growing patent portfolio

Our story has been 15 years in the making and we're nearly ready to reduce emissions and improve air quality on a global scale. We have successfully built a working prototype of SETH™ that can cut emissions by a whopping 98%, and are currently in the process of securing US patents for our ship emission capture system. To date, Greener Process Systems has already secured the patent for SETH™ in the EU.


Greener Process Systems has received a
$10 million
purchase order to install all three versions of our SETH™ systems in the EU over the next 18 months.

The above images are a computer-generated rendering. Product is still currently under development.

Most excitedly, we have **a $10 million purchase order** to install all three versions of our SETH™ systems in the EU over the next 18 months. Europe will have the first SETH™ system, and once tested in official capacity, Greener Process will be able to deploy additional emission capture systems to other ports and countries worldwide.

WHY INVEST

Greener Process Systems is dedicated to improving Earth's environment

Greener Process Systems presents the rare opportunity to make **a near-term difference** in the health of our planet and its inhabitants. SETH's potential to drastically reduce emissions on a global scale is immense, and our leadership has the knowledge and experience to realize this game-changing technology.

Join our journey of improving air quality abroad by reducing ship emissions of urban areas near ports. Become a shareholder in Greener Process Systems today.



Our potential to drastically reduce emissions on a global scale is immense
This is a rare opportunity to make a near-term difference in the health of our planet & its inhabitants.

**The above images are a computer-generated rendering. Product is still currently under development.*

In the Press

INFLUENCIVE startengine BENZINGA

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Meet Our Team



Matt Sweetwood

CEO & Director

Matt has over 30 years of Founder, CEO, and serial entrepreneurial experience and has been credited with the reinvention of the modern camera store, as well as the country's largest in-store photography education program.

He was able to scale up his company from $1M to $100M and had a successful exit. He is a frequent national TV and publication contributor and has a #1 best-selling book: "Leader of the Pack: How a single dad of five led his kids, his business, and himself from disaster to success."

Matt is the founder of Luxnow Inc and Insurious LLC, but 99% of his time is devoted to Greener.

Matt holds a BA degree in Mathematics from Rutgers University, an MA in Theoretical Mathematics from the University of Pennsylvania, and a Ph.D. in Computer Science.

He spends 99% of his time working for Greener Process and the remainder working for prior businesses he founded, Luxnow Inc. and Insurious LLC.



Maurizio Festa

COO & Director

Maurizio brings 18+ years of development experience in the mobile industry. He is an award-winning open innovation specialist that contributed to bringing to market the world's first Microsoft Mobile device as well as the launching of the Windows10 eco-system. He has worked with Toshiba, Qualcomm, D.A.R.P.A., and Google in the development and conceptualization of the Google Project, ARA. Among his many professional accolades,

Festa has been awarded two patents and co-founded Vyu360 – a brand developed from the ground up starting with a 400% over goal crowdfunding campaign (Kickstarter). He has extensive leadership skills and experience along with valuable technical and creative skills. Maurizio holds a BS in Computer Science and a dual master's degree in Engineering & Aeronautics from the Universitá di Bologna, Italy.



Enrico Festa

CTO & Director

Enrico brings over 35 years of environmental management systems experience. He has led several research and prototyping projects with the partnership of Italian Universities such as "Study of the behavior of aerosol particles in strong electrostatic fields" and "VOC abatement in industrial exhausts".

He is an external expert for the EU Commission to assist in the evaluation of grant applications, projects, and tenders, and to provide opinions and advice in specific cases. , Enrico is also a Consultant of the key-partner company Tri-Mer Global Technologies, for which he currently advises (10hrs/week) and is the owner of many proprietary environmental technologies, lending his experience in unit operations based upon the use of water for the abatement of the industrial exhaust pollutants Enrico holds an MS in Chemical Engineering and post-degree courses in Fluid Catalytic Cracking Engineering and Petrochemical Safety Process.

Enrico Festa works approximately 35 hours per week at Greener Process and approximately 10 hours per week as Sales and Marketing Advisor for Trimer Global Technologies.

Offering Summary

Company	Greener Process Systems Inc.
Corporate Address	980 North Federal Highway, Suite 110, Boca Raton, FL 33432
Offering Minimum	$9,999.60
Offering Maximum	$1,069,998.15
Minimum Investment Amount (per investor)	$249.60

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	5,128
Maximum Number of Shares Offered	548,717
Price per Share	$1.95
Pre-Money Valuation	$20,003,100.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 3 days and receive 20% bonus shares.

Super Early Bird Bonus

Invest within 7 days and receive 15% bonus shares.

Early Bird Bonus

Invest within the first 14 days and receive 10% bonus shares.

Amount-Based:

$1,000+ | Tier I

Receive 5% bonus shares.

$2,500+ | Tier II

Receive 10% bonus shares

$5,000+ | Tier III

Receive 15% bonus shares

$10,000+ | Tier IIII

Receive 20% bonus shares

$100,000+ | Tier V

Receive 25% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Greener Process Systems Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.95 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $195. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

*Stacking perks only applies to the Owner's Bonus perk and Previous Backer perks. Time-based and Amount-based perks do not stack on top of each other, rather, the issuer will receive the greater of the two bonuses if they qualify for both.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Greener Process Systems to get notified of future updates!

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video Script

MATT SWEETWOOD (CEO):

"Asthma Alley"

"Diesel Death Zone"

These are just a couple of nicknames for Long Beach, California.

70% of the average air pollution in port cities throughout the world comes from docked ships.

These toxic emissions aren't just hurting the environment, they're affecting people's health.

After 15 years of research and development, Greener Process Systems has created a solution to this devastating problem.

Our patent-pending, state-of-the-art technology, SETH™ connects to oceangoing ship's smokestacks, capturing the emissions and reducing air pollution by as much as 98%.

Built by an experienced group of entrepreneurs and engineers, SETH is not just an idea, it's real and it's now.

This technology has been prototyped, tested, and we're currently fulfilling a $10 million dollar contract funded by the EU to build SETH systems for three major ports in Europe. And these ports are just the beginning...

With 2,000 global ports, countries are increasingly mandating port emission regulations. Greener Process estimates this to be a 27 billion dollar global port emissions market that is mandated and growing.

At Greener Process, we look to be the leader in the emerging Air Pollution capture industry.

Not only does SETH improve health conditions and help the environment, but it also benefits ship operators, ports, and local workers.

By capturing emissions, ships can use less expensive fuel while docked, saving up to $40,000 per day on average.

By charging freighters a fee for the system and through advertising sales, ports can recoup installation costs. By hiring local workers to install and maintain these modular systems, jobs are created.

SETH is a win-win-win.

TESTIMONY FROM ENRICO (FOUNDER, CTO):

“In 1975 when I told people I was an eco-engineer, they thought I was crazy. I have spent the last 35 years of my career, dedicated to making the earth a cleaner, better place to live. Greener Process Systems is the realization of my lifelong work. It’s a dream come true.”

MATT SWEETWOOD:

Join us today. Together we can reduce air pollution and make the earth a cleaner and greener place.

<u>News Video Script</u>

Adding fuel to an Existing problem in the Los Angeles area poor air quality

welcome to the Port of Long Beach where you can at least see it. And yes, all of those ships part of that backlog disaster that you've been hearing so much about and for the folks who live around this port. It means sickening Haze. Yes, you can smell this you feel it

Feral Golden and John Cross have lived in West Long Beach the neighborhood that borders the port for most of their lives

West Long Beach area has been known since it's a bit 2005 67 as a diesel vessel.

The diesel death zone or asthma alley as it sometimes called surrounded by impure air

with the surge of more container ships Have you noticed a difference?

Oh, yes. You can turn around here in your car and after a couple days just covered in Black soot"

John wasn't exaggerating.

We drove into the neighborhood and did our own unscientific test on a car some of these neighborhoods people will wake up and they will actually have soot on their car.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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